Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 ASX Appendix 4E Preliminary Final Report for the year ended 30 JUNE 2017

GENETIC TECHNOLOGIES LIMITED 2017 Preliminary Final Report ASX APPENDIX 4E The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”). The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2017). The date of this Appendix 4E is 29 August 2017. 1. The reporting period covers the financial year ended 30 June 2017 (“Reporting Period”). The previous corresponding period is the financial year ended 30 June 2016 (“Previous Period”). 2. Results for announcement to the Market: 54.0% 0.7% 0.7% 3. The Consolidated Statement of Comprehensive Income for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Report. 4. The Consolidated Balance Sheet for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Report. 5. The Consolidated Statement of Cash Flows for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Report. 6. The Statement of Changes in Equity Statement covering the Reporting Period and the Previous Period is provided in the attached Report 7. No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E. 8. The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E. 9. The consolidated net tangible assets as at the end of the Reporting Period were 0.43 cents per share. The corresponding figure as at the end of the Previous Period was 0.66 cents per share. 10. During the Reporting Period the Group did not gain or lose control of any entities. 1 Reporting Period Movement from Previous Period 2.1 Consolidated revenue from ordinary activities $518,506 Decreased by $606,628 Decreased by 2.2 Consolidated loss from ordinary activities after tax attributable to Members of the Company $(8,403,826) Decreased by $55,139 Decreased by 2.3 Consolidated loss attributable to Members of the Company $(8,403,826) Decreased by $55,139 Decreased by 2.4 No dividends were paid during the Reporting Period nor are any proposed. 2.5 There is no record date for determining dividend entitlements. 2.6 All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

GENETIC TECHNOLOGIES LIMITED 2017 Preliminary Final Report ASX APPENDIX 4E (cont.) 11. As at the end of the Reporting Period, the consolidated Group does not hold investments in associates. 12. Apart from the information contained in the attached Financial Report and elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date. 13. The Company is not a foreign entity. 14. A commentary on the Company’s financial results for the year ended 30 June 2017 has been provided in the section entitled Operating Results for the Year of the attached Report. 15. The financial information contained in this Preliminary Final Report is based on the attached Report for the year ended 30 June 2017 which has been audited by the Company’s auditor PricewaterhouseCoopers. 16. Not applicable. 17. This Preliminary Final Report is based on accounts that have been audited.The independent auditors report to be included in the Annual Report of the Company will be subject to an emphasis of matter paragraph with regards the Company’s ability to continue as a going concern (refer Note 2(a) Going concern). 2

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Financial Report for the year ended 30 JUNE 2017

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

CORPORATE INFORMATION

Directors

Dr. Malcolm R. Brandon *(Non-Executive Chairman)*
Mr. Eutillio Buccilli *(Executive Director & Chief Executive Officer)*
Dr. Paul A. Kasian *(Non-Executive)*
Mr. Grahame J. Leonard AM (*Non-Executive*)
Dr. Lindsay Wakefield (*Non-Executive*)

Company Secretary

Mr. Kevin Fischer

Registered Office

60-66 Hanover Street
Fitzroy Vic. 3065
Australia

Telephone: +61 3 8412 7000
Facsimile: +61 3 8412 7040
Email: info@gtglabs.com

Postal address

P.O. Box 115
Fitzroy Vic. 3065
Australia

Australian Business Number

17 009 212 328

Company website

www.gtglabs.com

Banker (Australia)

National Australia Bank Limited
Level 2, 151 Rathdowne Street
Carlton Vic. 3053
Australia

Banker (USA)

Bank of America, N.A.
155 Town Centre Drive
Mooresville NC 28117
USA

Auditor

PricewaterhouseCoopers
Chartered Accountants
2 Riverside Quay
Southbank Vic. 3006
Australia

Stock Exchanges

Australian Securities Exchange
Code: **GTG**
Level 4, North Tower, Rialto
525 Collins Street
Melbourne, VIC. 3000
Australia

NASDAQ Capital Market
Ticker: **GENE**
The Nasdaq Stock Market
One Liberty Plaza, 165 Broadway
New York NY 10006
USA

Share Register

Computershare Investor Services Pty. Ltd.
Yarra Falls, 452 Johnston Street
Abbotsford Vic. 3067
Australia

Telephone: +61 3 9415 5000
Facsimile: +61 3 9473 2500
Website: www.computershare.com

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report CONTENTS Directors’ Report Corporate Governance Statement Consolidated Statement of Comprehensive Income/ (Loss) Consolidated Balance Sheet Consolidated Statement of Cash Flows Consolidated Statement of Changes in Equity Notes to the Financial Statements Directors’ Declaration Auditors Independence Declaration Auditors Report ASX Additional Information 3 23 24 25 26 27 28 63 64 65 70 2

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report DIRECTORS’ REPORT The Directors submit their Report for the year ended 30 June 2017. DIRECTORS The names and details of the Directors of Genetic Technologies Limited who held office during the 2017 financial year and until the date of this Report are stated below. Unless otherwise stated the following persons were directors during the whole of the financial year and up to the date of this report: Directors in office as at the date of this Report Dr Malcolm R. Brandon, BScAgr, PhD (Non-Executive) Dr Brandon was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012. He has over 40 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals. Mr Eutillio Buccilli (Executive) Mr Buccilli was appointed to the Board in June 2015. He joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015. Mr Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings to the Board extensive financial, corporate governance, commercial and fund raising experience. Dr Paul A. Kasian, PhD, MBA, GAICD (Non-Executive) Dr Kasian was appointed to the Board on 12 December 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr Kasian is also a Non-Executive Director of IODM Limited (ASX: IOD), ELK OrthoBiologics and Blockchain Global Limited. Mr Grahame Leonard AM, BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive) Mr Leonard was appointed to the Board on 29 November 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years’ experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include former Commissioner, Victorian Multicultural Commission, former Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog). Dr Lindsay Wakefield, MBBS (Non-Executive) Dr Wakefield was appointed to the Board on 24 September 2014 and also serves as Chairman of the Company’s Remuneration Committee. Dr Wakefield started Safetech in 1985. In 1993 he left medicine to become the fulltime CEO of the Company. Over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year. In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Dr Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level. 3

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report Company Secretary as at the date of this Report Kevin Fischer, CPA, AGIA, ACIS, B. Com Mr Fischer was appointed Company Secretary on January 13, 2016 following his appointment as Chief Financial Officer on November 2, 2015. He has over ten years’ experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr Fischer is a CPA and Chartered Secretary who has significant experience in the financial management and reporting for international operations. Interests in the shares and options of the Company and related bodies corporate As at the date of this Report, the following Directors hold an indirect beneficial interest in the shares of the Company: Mr Grahame Leonard AM Dr Paul Kasian Dr Lindsay Wakefield 6,000,000 shares 256,410 shares 7,754,763 shares Dr Wakefield also has a direct interest in 570,500 shares and an indirect interest in 8,333,333 options. Mr Buccilli has a direct interest in 14,236,111 options granted to him under the Employee Share Option scheme. Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report. 4

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

OPERATING AND FINANCIAL REVIEW

Corporate structure

Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group's corporate structure as at the date of this Report:


Genetic Technologies Limited
100%
100%
100%
100%
100%
100%
GeneType Corporation
RareCellect Pty. Ltd.
GeneType Pty. Ltd.
Genetic Technologies Corporation Pty. Ltd.
Phenogen Sciences Inc.
GeneType AG

On 30 June 2017, the dormant subsidiary, GeneType AG was placed into members' voluntary liquidation.

Group overview

Genetic Technologies Limited is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women's health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus*® improves upon the predictive power of the first generation BREVAGen™ test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGen*plus*® expands the application of BREVAGen™ from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen™ test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGen*plus*®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGen*plus*® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

Principal activities

The principal activity of the entities within the Group during the financial year was the provision of molecular risk assessment for cancer.

There were no significant changes in the nature of the Group's activities during the financial year.

Operating Result

The operating result for the year is directly reflective of the Company's concentrated focus on the expansion of its genetic testing business, with emphasis on the sale and distribution of the BREVAGen*plus*® breast cancer risk test in the U.S. through its wholly-owned U.S. subsidiary, Phenogen Sciences Inc.

During the 2017 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $0.5 million compared to $0.8 million in the preceding year. This differential is directly attributable to a decrease in the overall sales of the BREVAGen*plus*® tests.

Overheads have decreased by approximately $0.9 million compared with 2016. The combined areas of selling/ marketing, administration (excluding net foreign currency losses), licensing and operations totalled $8 million for the year compared with $8.9 million for 2016. This overall reduction in overheads is primarily attributable to a decrease in selling & marketing costs of $0.5 million, resulting from reduced employee benefits and public relations expenditure, and a decrease in laboratory and research & development costs of $0.3 million resulting from reduced employee benefits and legal, patent & licensing expenditure, all of which reflect the ongoing commitment to effectively manage overhead spending.

The loss for the year of $8.4 million includes a $0.5 million expense for the impairment of the intangible assets (2016: Nil).

5

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report OPERATING AND FINANCIAL REVIEW (cont.) Dividends and distributions No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid. Capital raising During the year the Company issued 720,000,000 ordinary shares increasing contributed equity by approximately $6.8 million after transaction costs. Refer note 19. Review of financial condition Capital structure As at the date of this Report, the Company had a total of 2,435,282,724 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the Nasdaq Capital Market in the U.S. via the Company’s ADRs (American Depositary Receipts). Also at that date, there were 75,102,778 unissued ordinary shares in the Company under option. As at the date of this Report, no ordinary shares were subject to escrow. Treasury and related policies The Company has in place a cash management policy which follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions. Cash provided by operations During the financial year, the consolidated net cash outflows used in operations was approximately $6.8 million. This is a $0.9 million improvement compared to the prior financial year. Overall, the Group’s consolidated cash assets decreased by approximately $0.2 million during the 2017 financial year primarily to support ongoing operations. Liquidity and funding As at 30 June 2017, the Company also had corporate credit card facilities with National Australia Bank Limited and Bank of America, which had total credit limits of $150,000 and $156,128, respectively. As at that date, a total liability outstanding in respect of these credit card facilities was $12,428. Cash and cash equivalents, as at 30 June 2017 was $10,988,255. Audit Report The Company’s auditor has included an “emphasis of matter” paragraph in the Audit Report relating to the Company’s ability to continue as a going concern (refer Note 2(a) Going concern). Impairment of Assets Slow growth rates in the market adoption of the BREVAGenplus® breast cancer risk assessment test contributing to net losses represented an impairment triggering event in the first half of the year. The Group performed an impairment assessment, which resulted in a non-cash impairment of $544,694 being recognised at 31 December 2016. The Company impairs assets in accordance with AASB 136 (IAS 36) Impairment of Assets. This standard prescribes that an impairment loss must be recognised if an assets carrying value exceeds its recoverable amount (refer Note 2 for more details). Management prepares internal valuations of each asset annually (or more frequently should indicators of impairment be identified). The valuations are reviewed and consideration is given as to whether there are indicators of impairment which would warrant impairment testing Impairment testing conducted at 30 June 2017 supports management’s assessment that the intangible asset should remain fully impaired at year end. Details of the impairment testing conducted are included in note 14 to these accounts 6

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report OPERATING AND FINANCIAL REVIEW (cont.) Significant changes in the state of affairs During the year the Company’s strategy was to focus on the expansion of its cancer diagnostic franchise. Significant changes in the state of affairs of the group during the financial year were as follows: Contributed equity increased by $ 7,110,049 to $ 122,382,625 as the result of a private share placement and rebate of a facility fee on previously issued shares. Details of the changes in contributed equity are disclosed in note 19 to the financial statements. On 17 February 2017, the Company granted a total of 22,750,000 options over ordinary shares in the Company to certain Key Management Personnel (21,750,000 options) and US employees (1,000,000 options). The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.01 at any time up to, and including 16 February 2022, subject to certain vesting conditions. There were no other significant changes in the state of affairs that are not described elsewhere in this Report. Significant events after balance date There have been no significant events which have occurred after balance date. Business strategy, future developments and prospects The repositioning and repricing of BREVAGenplus® along with the additions of a Colorectal Cancer Risk assessment test and launch of a research agreement with a top-tier institution were key Company initiatives in FY17. This refined commercial strategy was aimed at achieving market acceptance and physician adoption of the BREVAGenplus® breast cancer risk assessment test in the U.S. through its wholly owned U.S. subsidiary, Phenogen Sciences Inc. Several modifications to BREVAGenplus® were implemented in December 2016, demonstrating the Company’s commitment to continually improving the underlying scientific base of the test. The enhancements simplified the data-input requirement by the physician and aligns the product more firmly with U.S. clinical guidelines, in particular, the United States Preventative Services Task Force (USPSTF) recommendation statement on chemoprevention of breast cancer. Further, on 1 April 2017, the Company transitioned from a traditional reimbursement system through insurance providers to a direct patient self-pay program in an attempt to simplify the BREVAGenplus® billing and collections process. Converting to a direct pay relationship with patients provides economic and process certainty to the transaction for the healthcare provider and most importantly, the patient. An enhanced medical affairs presence has been key to implementing these changes, and together with a refined marketing message, with a focus on health care provider education, our relationship with physicians continues to strengthen. The execution of an exclusive worldwide license agreement in November 2016, with The University of Melbourne, for the development and commercialisation of a novel colorectal cancer risk assessment test provides the Company with an opportunity to enhance its pipeline of risk assessment products. The execution of an investigator initiated research Agreement with The Ohio State University, in June 2017, is reflective of the growing awareness of the Company’s expertise in SNP-based risk assessment as it seeks to deliver on its core mission of becoming a leader in the cancer genomics focused diagnostics industry. Key focus areas for the upcoming year include: ongoing enhancement of the BREVAGenplus® breast cancer risk assessment test, continued development of the Colorectal cancer risk assessment test, progress existing collaborative research programs while sourcing further collaborative opportunities that enhance the Company’s expertise and profile in SNP-based risk assessment, undertake a comprehensive strategic review, exploring a wide range of strategic alternatives, 7

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

OPERATING AND FINANCIAL REVIEW (cont.)

Legal matters

There are no legal matters of a material nature or amount affecting the Company as at the date of this Report.

Earnings / (loss) per share	2017	2016
Basic earnings / (loss) per share (cents per share)	(0.40)	(0.49)
Diluted earnings / (loss) per share (cents per share)	(0.40)	(0.49)

Material business risks

The Group operates in the biotechnology sector. Any investment in this sector is considered to be high risk in nature. The Group is subject to normal business risks including, but not limited to, exchange rate fluctuations; the condition, liquidity and volatility of global securities markets; changes in government policy and legislation (particularly in Australia and the U.S.); and potential litigation, all of which are largely outside the control of the Company's Board and Management. Other risks that are more specific to the Company, the sector in which it operates and its underlying business activities include:

Financial risk - With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence. As at 30 June 2017, the Company had accumulated losses of $117,848,074 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

Competition - with respect to BREVAGen*plus*®, the Company's lead breast cancer risk test, the Company is currently subject to limited direct competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies. However, many potential competitors, which include private and public sector enterprises in Australia, the U.S. and elsewhere, have greater experience in the areas of finance, research and development, marketing, sales, distribution, technical and regulatory matters than the Company does. However, the Company maintains an extensive patent portfolio which does provide some protection for the BREVAGen*plus*® test.

Intellectual property ("IP") risks - the Company relies on its portfolio of patents, patent applications and exclusive licenses to patents relating to genetic technologies. While the Company patents and protects its IP, it cannot be certain that additional patents will be issued to it or that its patents will withstand challenges by others. Patents issued to, or licensed by, the Company may be infringed or third parties may develop similar technologies. Further, patents may not provide meaningful protection from competitors. The Company may also need to sue, or be sued, by third parties regarding its patents and other IP rights. These suits may be costly and would divert funds and resources from the Company and cause a distraction to Management.

Professional liability risks - by the very nature of its operations, the Company's business exposes it to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests. In the event of a mistake occurring, including an incorrect result of analysis of genetic variations or other screening tests performed, the commercial sale of a genetic test by the Company may expose it to professional liability claims and possible adverse publicity. Litigation of such claims could be costly. Further, if a court were to require the Company to pay damages to a plaintiff, the amount of such damages could harm its financial condition, despite the Company having significant levels of public and product liability insurance coverage to protect it from such risks.

Government regulation – in addition to general regulation and laws applicable to all businesses, the Company is subject to accreditation regulation and legislation relating to genetic research and testing. From time to time, federal, state and/or local governments adopt or change regulations relating to the conduct of genetic research and genetic testing. In future, such regulations could limit or restrict the Company's genetic research activities as well as genetic testing for research or clinical purposes. Regulations restricting genetic testing could adversely affect the Company's ability to market and sell its products and services. Accordingly, any regulations of this nature could increase the costs of operations or restrict its ability to conduct its testing business and might adversely affect its operations and financial condition.

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report OPERATING AND FINANCIAL REVIEW (cont.) Material business risks (cont.) Ethical issues - public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of, genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Adverse publicity or public opinion relating to genetic research and testing could reduce the potential markets for the Company’s services, which could adversely affect its revenues. Further, the patents it holds over uses of “non-coding” DNA have broad scope and have also been the subject of much debate and some criticism in the media. Potential licensees could take legal action to seek the amendment, re-examination, revocation or invalidation of these patents, something which has happened previously on several occasions, though the Company has prevailed in all such cases. BREVAGenTM - since the launch of the Company’s BREVAGenTM test in June 2011, a number of potential commercial risks have been identified. The test exists in a new area of genetic testing, being a predictive test, and it may take time to establish credibility and educate potential customers which may delay establishing reasonable rates of sales. Despite already having various studies and review publications, clinician adoption of the test requires substantial resources and effort. The establishment of a US company, such as the Company’s subsidiary Phenogen Sciences Inc., requires staffing with qualified and experienced salespeople who require time to establish customer contacts and convert sales. Invariably, some new employees are not able to adapt to the new sales environment and may need to be replaced, potentially hampering growth. Even though the Company’s laboratory is CLIA certified, U.S. government health care programs could potentially restrict its ability to offer the test in the U.S., thereby restricting the available market. The US healthcare reimbursement system with which the Company interacts is complex, involving a series of independent insurers and other third parties involved to assist with credentialing and the administration of the payment processes. Establishing benchmarks with insurers is a time consuming process which could delay the receipt of initial payments until such time as “rules” with each provider can be established. The introduction of the Affordable Care Act in 2014 has created additional people with insurance coverage but has resulted in many people selecting policies with higher deductibles. This could reduce the reimbursement amount from insurers, place more cost onto the patient and thus negatively impact the willingness of patients to agree to take the BREVAGenTM test. The transition from a traditional reimbursement system through insurance providers to a direct patient self-pay program introduced 1 April 2017 may not produce the desired result of providing economic and process certainty to the transaction for the healthcare provider and the patient and overall improvement of the pricing and billing complexities. The launch of BREVAGenplus® (expanded SNP panel applicable to African-American and Hispanic ethnicities as well as Caucasian) in October 2014, brings additional risks with the costs of development, public relations and marketing communications adding to overhead costs. There is a risk that the forecasted increase in uptake for BREVAGenplus® does not occur to offset the cost of this product introduction. Risk management In respect of the above risks, the Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities. The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter. The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor. SHARE OPTIONS Unissued shares under option As at the date of this Report, there were 75,102,778 unissued ordinary shares in the Company under option. During the year ended 30 June 2017 a total of 22,750,000 options to acquire ordinary shares in the Company were granted. All options were granted at nil cost. Refer Note 22 of the financial statements for details regarding the outstanding options. Shares issued as a result of the exercise of options During the 2017 financial year no shares were issued as a result of the exercise of options. No options have been exercised since the end of the financial year. During the 2017 financial year, a total of 1,500,000 options that had been issued to employees lapsed due to forfeiture. Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate. 9

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report OPERATING AND FINANCIAL REVIEW (cont.) INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium. The Company has agreed to indemnify the current and former Directors and Executive Officers against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law. 10

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report REMUNERATION REPORT Introduction This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or not) of the parent company, and includes executives in the Group who meet the criteria, as set out below, receiving the highest remuneration. For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer, Scientific Director, Quality and Business Operations Director, Vice President Sales & Marketing and Senior Medical Director. For details regarding changes to Key Management Personnel during the period from 1 July 2016 to the date of this Report, please refer to the notes at the foot of the Remuneration Table. Details of Directors and Key Management Personnel as at balance date Directors Dr Malcolm R. Brandon (Non-Executive Chairman) Mr Eutillio Buccilli (Executive Director & Chief Executive Officer) Mr Grahame Leonard AM (Non-Executive) Dr Lindsay Wakefield (Non-Executive) Dr Paul Kasian (Non-Executive) Remuneration Committee Executives Mr Kevin Fischer (Chief Financial Officer) Ms Diana Newport (Quality and Business Operations Director) Dr Richard Allman (Scientific Director) Mr Chris Saunders (Vice President Sales & Marketing, Phenogen Sciences Inc.) Dr Susan Gross (Senior Medical Director, Phenogen Sciences Inc.) The remuneration committee is made up of a majority of independent non-executive directors. The Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team. As at the date of this report, the composition of the Remuneration Committee is: Dr Lindsay Wakefield – Chairman of the Committee Dr Paul Kasian Mr Eutillio Buccilli As an executive, Mr Buccilli does not take part in deliberations pertaining to his own remuneration. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team. Remuneration strategy The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives. In particular, the Company embodies the following principles in its remuneration framework: provide competitive and reasonable rewards to attract and retain high calibre Executives; wherever possible, align Executive rewards to the creation of shareholder value; ensure that a portion of an Executive’s remuneration is “at risk”; and establish appropriate, demanding performance hurdles for variable Executive remuneration. The remuneration strategy is recommended by the Remuneration Committee and approved by the Board. 11

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report REMUNERATION REPORT (cont.) Remuneration structure In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct. The key performance indicators applicable for all Executives are quantifiable and the methods of measurement are defined. Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives. In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals. Non-Executive Director remuneration Objective The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. Structure The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually. Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on a sub-committee of the Board, hence all fees disclosed on page 16 are base fees by nature. Executive remuneration Objective The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to: reward Executives for Group and individual performance against targets set by reference to suitable benchmarks; align the interests of Executives with those of the shareholders; and ensure that the total remuneration paid is competitive by market standards. Structure The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component. Fixed remuneration Objective The Remuneration Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management. 12

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report REMUNERATION REPORT (cont.) Fixed remuneration (cont.) Structure Fixed remuneration consists of some or all of the following components: base salary; non-monetary benefits which can include a motor vehicle allowance, health insurance etc.; and superannuation benefits, which includes employer contributions, With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group. Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Remuneration Committee. All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments. Variable remuneration Objective The objective of variable remuneration is to: align the interests of Executives with those of shareholders; link Executive rewards to the achievement of strategic goals and performance of the Company; and ensure that the total remuneration paid by the Company is competitive by market standards. Short Term Incentive (“STI”) STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle. Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2017 include, amongst other things, the achievement of: achieving or exceeding revenue targets; achieving targets for cost reduction or efficiency gains; contributing to business growth and expansion; and performance or the delivery of results which exceed agreed targets. These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives. Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment. 13

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO.

Long Term Incentive ("LTI")

The objective of the Group's LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group's long term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company's Employee Option Plan. Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual's role, as well as his or her individual potential and specific performance.

The options are granted at no cost, have an approximate life of 4.5 years and vest;

- in three equal tranches commencing on the date of the 2017 Annual General Meeting of the Company and then at each of the 12 and 24 month anniversaries thereafter

During the year ended 30 June 2017, a net share-based payments expense of $120,287 (2016: $50,239) was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised. The prescribed period ranges from two to six months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

The following table shows the key performance indicators for the Group over the past five financial years ended 30 June.

	2017 $	2016 $	2015 $	2014 $	2013 $
Profit/(loss) for the year attributable to owners of Genetic Technologies Limited	(8,403,826)	(8,458,965)	(8,810,170)	(10,125,197)	(9,298,367)
Basic earnings per share (cents)	(0.40)	(0.49)	(0.82)	(1.76)	(1.97)
Increase/(decrease) in share price	(63.2)%	(32.1)%	(22.2)%	(62.1)%	(20.8)%
Total Key Management Personnel (KMP)incentives (being STI and LTI) as a percentage of profit/(loss) for the year	(2.35)%	(2.36)%	(1.30)%	(0.90)%	(1.36)%

14

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

Relative proportion of fixed vs variable remuneration expense

	Fixed remuneration		At risk – STI		At risk – LTI *	
	2017	2016	2017	2016	2017	2016
Executive director						
Eutillio Buccilli	83%	76%	7%	18%	10%	6%
Other KMP of the group						
Luisa Ashdown	-	100%	-	-	-	-
Diana Newport	92%	99%	-	-	8%	1%
Dr Richard Allman	88%	93%	4%	6%	8%	1%
Brian Manuel	-	100%	-	-	-	-
Kevin Fischer	85%	83%	5%	11%	10%	6%
Chris Saunders	88%	81%	5%	15%	7%	4%
Dr Susan Gross**	94%	100%	4%	-	2%	-

* Since the long-term incentives are provided exclusively by way of options, the percentages disclosed also reflect the value of remuneration consisting of options, based on the value of options expensed during the year. Where applicable, the expenses include negative amounts for expenses reversed during the year due to a failure to satisfy the vesting conditions.
** For the period June to December 2016, employment was by way of a consulting agreement, with remuneration by way of a fixed monthly consultancy fee for service provided on a part time basis. From 1 January to 30 June 2017, Dr Gross was employed on a part time basis through an employment contract.

Employment contracts

The Chief Executive Officer, Mr Eutillio Buccilli, is employed under an ongoing contract dated 25 February 2015 which has the following key terms and conditions:

- Base salary of $313,650 plus statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;
- STI payment equivalent to a maximum of 30% of base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time.
- Notice period of three months; and
- The contract may be terminated at any time without notice if serious misconduct has occurred. Where termination with cause occurs, he is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report are:

- the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;
- the Executive may resign from his/her position and terminate the contract by giving up to three months written notice;
- the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and
- the Company may terminate the contract without notice in the event of serious misconduct. In this instance, entitlements to both STI and LTI payments are forfeited and will lapse.

15

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

REMUNERATION REPORT (cont.)

Employment contracts (cont.)

There are no employment contracts in place with any Non-Executive Director of the Company.

Remuneration of Key Management Personnel ("KMP")

Name and title of	Year	Short-term Salary/fees	Other	Post-employment Superannuation*	Other long-term benefits	Share-based Options	Totals
Non-Executive Directors		$	$	$	$	$	$
Dr Malcolm R. Brandon	2017	91,089	-	8,653	-	-	99,742
Non-Executive Chairman	2016	89,303	-	8,484	-	-	97,787
Grahame Leonard AM	2017	56,065	-	5,326	-	-	61,391
	2016	54,967	-	5,222	-	-	60,189
Dr Paul Kasian	2017	56,065	-	5,326	-	-	61,391
	2016	54,967	-	5,222	-	-	60,189
Dr Lindsay Wakefield	2017	56,065	-	5,326	-	-	61,391
	2016	54,967	-	5,222	-	-	60,189
Totals	2017	259,284	-	24,631	-	-	283,915
	2016	254,204	-	24,150	-	-	278,354

16

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP") (cont.)

Name and title of	Year	Short-term Salary/fees	Short-term Other	Post-employment Superannuation*	Other long-term benefits**	Share-based Options ***	Termination benefits	Totals
Executives		$	$	$	$		$	$
Eutillio Buccilli [1] Executive Director & Chief Executive Officer	2017	313,650	33,000	32,566	19,297	45,639	-	444,152
	2016	307,500	83,800	32,062	15,519	26,623	-	465,504
Luisa Ashdown [2] Director, Licensing & IP	2017	-	-	-	-	-	-	-
	2016	6,856	-	2,964	(16,980)	-	53,795	46,635
Diana Newport Quality & Ops. Director	2017	105,493	-	10,022	10,962	10,533	-	137,010
	2016	103,343	-	11,242	(298)	1,373	-	115,660
Dr Richard Allman [3] Scientific Director	2017	162,053	8,100	16,526	12,528	17,287	-	216,494
	2016	158,875	11,900	16,518	8,317	2,747	-	198,357
Brian Manuel [4] Chief Financial Officer	2017	-	-	-	-	-	-	-
	2016	66,667	-	6,333	4,263	-	-	77,263
Kevin Fischer [5] Chief Financial Officer	2017	168,300	12,600	17,575	9,421	22,330	-	230,226
	2016	113,808	16,700	10,812	5,454	9,351	-	156,125
Chris Saunders [6] US-VP Sales & Marketing	2017	283,402	14,832	-	7,408	22,330	-	327,972
	2016	183,760	37,629	-	12,277	9,351	-	243,017
Dr Susan Gross [7] US-Senior Medical Director	2017	165,262	7,481	-	1,978	3,150	-	177,871
	2016	5,944	-	-	-	-	-	5,944
Sub-totals for Executives	2017	1,198,160	76,013	76,689	61,594	121,269	-	1,533,725
	2016	946,753	150,029	79,931	28,552	49,445	53,795	1,308,505
Total remuneration of Key Management Personnel	2017	1,457,444	76,013	101,320	61,594	121,269	-	1,817,640
	2016	1,200,957	150,029	104,081	28,552	49,445	53,795	1,586,859

Notes pertaining to changes during the year:

1. "Other" includes a bonus paid or payable to Mr Buccilli in the amount of $33,000 at the discretion of the Board.
2. Ms Ashdown ceased to be an executive with effect from July 2015.
3. "Other" includes a bonus paid or payable to Dr Allman in the amount of $8,100 at the discretion of the Board.
4. Mr Manuel held the role of Chief Financial Officer until his resignation in October 2015.
5. Mr Fischer was appointed to role of Chief Financial Officer in November 2015. "Other" includes a bonus paid or payable in the amount of $12,600 at the discretion of the board.
6. Mr Saunders was appointed to the role of Vice President Sales & Marketing in November 2015. "Other" includes a bonus paid or payable in the amount of $14,832 at the discretion of the board.

17

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP") (cont.)

7. Dr Gross was engaged under a consulting agreement to perform the role of Senior Medical Director for Phenogen Sciences Inc (USA) in June 2016. Remuneration is by way of a fixed monthly consultancy fee for services provided on a part time basis to 31 December 2016, after which Dr Gross was employed on a part time basis through an employment contract. Other" includes a bonus paid or payable in the amount of $7,481 at the discretion of the board

Referencing the previous two tables:
* Post-employment benefits as per Corporations Regulation 2M.3.03(1) Item 7
** Other long-term benefits as per Corporations Regulation 2M.3.03(1) Item 8
*** Equity settled share-based payments as per Corporations Regulation 2M.3.03(1) Item 11

The details of those Executives nominated as Key Management Personnel under section 300A of the *Corporations Act 2001* have been disclosed in this Report. No other employees of the Company meet the definition of "Key Management Personnel" as defined in *IAS 24 / (AASB 124) Related Party Disclosures*, or "senior manager" as defined in the *Corporations Act 2001*.

Options exercised, granted, altered and forfeited as part of remuneration during the year ended 30 June 2017

Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2017 are set out below. As at 30 June 2017, there were 6 executives and 4 employees who held options that had been granted under the Company's respective option plans.

Options Exercised

No options granted as equity compensation benefits to Executives were exercised during the year.

Options Granted

During the 2017 financial year 21,500,000 options were granted as equity compensation benefits to Executives.

Name of Executive	Options Granted	Exercise price	Fair value per option	Final vesting date
Dr. Richard Allman	5,000,000	$0.01	$0.005	16 Feb 2022
Diana Newport	4,000,000	$0.01	$0.005	16 Feb 2022
Kevin Fischer	5,000,000	$0.01	$0.005	16 Feb 2022
Chris Saunders	5,000,000	$0.01	$0.005	16 Feb 2022
Dr. Susan Gross	2,500,000			
Totals	21,500,000			

Options Forfeited

No options granted as equity compensation benefits to Executives were forfeited during the year.

Alterations to terms of Options Granted in 2016

During the 2017 financial year, the vesting conditions attached to 31,736,111 options that had previously been granted as equity compensation benefits to Executives were amended as follows;

a. Date of Alteration: 17 February 2017
b. Market price of underlying equity instruments at date of alteration: at a price of $0.01 per share = $ 317,361
c. Terms prior to alteration:
   i. Number and class of underlying equity instruments: 31,736,111 options over ordinary shares with a strike price of $ 0.02 per share
   ii. Time remaining until expiry:
   - Options Granted 25 November 2015 (24,236,111 Options) = ~ 3.75 years
   - Options Granted 1 April 2016 (7,500,000 Options) = ~ 4.1 years

18

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

REMUNERATION REPORT (cont.)

Alterations to terms of Options Granted in 2016 (cont.)

iii. Vesting conditions; market related vesting conditions of share price growth whereby options can be exercised at any time after the date on which the option meets the vesting condition of the 3 months VWAP of shares traded on the ASX per table as follows;

Tranche Number	Vesting Condition – VWAP Price
1	$0.05
2	$0.10
3	$0.20

d. Terms following the alteration:
   i. Number and class of underlying equity instruments: 31,736,111 options over ordinary shares with a strike price of $ 0.02 per share
   ii. Time remaining until expiry:
      - Options Granted 25 November 2015 (24,236,111 Options) = ~ 3.75 years
      - Options Granted 1 April 2016 (7,500,000 Options) = ~ 4.1 years
   iii. Vesting conditions; non-market related vesting conditions of tenure, vesting in 2 equal tranches as follows;
      - 50% entitlement released from ESCROW on 30 June 2017, and
      - 50% entitlement released from ESCROW on 30 June 2018.

e. Total Fair value of the options;
   i. Immediately before the alteration : $ 423,798 (using a Monte Carlo simulation method)
   ii. Immediately after the alteration : $ 65,667 (using a Black-Scholes option pricing model)
   iii. Difference – reduction of $ 358,131

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2016

During the 2016 financial year 31,736,111 options were granted as equity compensation benefits to Executives. No options were exercised and 1,500,000 were forfeited.

Fair values of options

The above options granted during the 2017 financial year vest in three equal tranches, with the first tranche vesting on the date of the 2017 Annual General Meeting and thereafter on each anniversary of that date, subject to the recipient meeting the vesting condition of continuous tenure during the relevant period.

Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Fair values at grant date of the options issued during the 2016 financial year was originally determined independently using a Monte Carlo Simulation method that takes into account the exercise price, the VWAP hurdle (preceding 3 month price), the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

19

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

REMUNERATION REPORT (cont.)

Option holdings of Key Management Personnel 30 June 2017

Name of option holder	Opening balance	Number of options Granted	Exercised	Lapsed	Closing balance	Vesting as at year end Exercisable	Not exercisable	Financial year in which options vest	Fair Value yet to vest $
Executive									
Eutillio Buccilli	14,236,111	-	-	-	14,236,111	7,118,055	7,118,056	2018	90,777
Diana Newport	2,500,000	4,000,000	-	-	6,500,000	1,250,000	5,250,000	2019	30,719
Richard Allman	5,000,000	5,000,000	-	-	10,000,000	2,500,000	7,500,000	2019	46,438
Kevin Fischer	5,000,000	5,000,000	-	-	10,000,000	2,500,000	7,500,000	2019	56,883
Chris Saunders	5,000,000	5,000,000	-	-	10,000,000	2,500,000	7,500,000	2019	56,883
Susan Gross	-	2,500,000	-	-	2,500,000	-	2,500,000	2019	20,000
Totals	31,736,111	21,500,000	-	-	53,236,111	15,868,055	37,368,056		301,700

Option holdings of Key Management Personnel 30 June 2016

Name of option holder	Opening balance	Number of options Granted	Exercised	Lapsed	Closing balance	Vesting as at year end Exercisable	Not exercisable	Financial year in which options vest	Fair Value yet to vest $
Executive									
Eutillio Buccilli	-	14,236,111	-	-	14,236,111	-	14,236,111	*	205,377
Luisa Ashdown	1,000,000	-	-	(1,000,000)	-	-	-	-	-
Luisa Ashdown	500,000	-	-	(500,000)	-	-	-	-	-
Diana Newport	-	2,500,000	-	-	2,500,000	-	2,500,000	*	24,719
Richard Allman	-	5,000,000	-	-	5,000,000	-	5,000,000	*	49,438
Kevin Fischer	-	5,000,000	-	-	5,000,000	-	5,000,000	*	72,133
Chris Saunders	-	5,000,000	-	-	5,000,000	-	5,000,000	*	72,133
Totals	1,500,000	31,736,111	-	(1,500,000)	31,736,111	-	31,736,111		423,800

* Options vest and are exercisable at any time after the date on which they meet the vesting conditions as described above

Shareholdings of Key Management Personnel
30 June 2017

Shares held in Genetic Technologies Limited	Opening balance	Number of shares Bought	Sold	Acquired on exercise of convertible notes	Closing balance
Director					
Dr Malcolm Brandon	-	-	-	-	-
Mr Eutillio Buccilli	-	-	-	-	-
Mr Grahame Leonard AM	6,000,000	-	-	-	6,000,000
Dr Paul Kasian	256,410	-	-	-	256,410
Dr Lindsay Wakefield	15,325,263	-	7,000,000	-	8,325,263
Executive					
Dr. Richard Allman	-	-	-	-	-
Diana Newport	-	-	-	-	-
Kevin Fischer	-	-	-	-	-
Chris Saunders	-	-	-	-	-
Susan Gross	-	-	-	-	-
Totals	21,581,673	-	7,000,000	-	14,581,673

There were no loans to/from Key Management Personnel during the financial years ending 2017 and 2016.

End of Remuneration Report

20

 AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES Auditor independence The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company’s auditor, as reproduced immediately following the Directors’ Declaration on page 63 of the Financial Report. Non-audit services During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services: Audit and assurance services PricewaterhouseCoopers in respect of: Consolidated 20172016 $$ Audit 1325,972334,560 Audit related107,451-Other audit firms in respect of: Audit of the Financial Reports of subsidiaries4,0705,868 Total remuneration in respect of audit services 437,493 340,428 1 Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. ENVIRONMENTAL REGULATION The Company is not aware of any breaches of any environmental regulation during the 2017 financial year. ROUNDING OF AMOUNTS The Company is of a kind referred to in ASIC Corporations (Rounding in Financial/ Director’s reports) Instrument 2016/191, issued by the Australian and Securities and Investments Commission, relating to the “rounding off” of amounts in the Directors’ Report. Amounts in the Directors’ Report have been rounded off in accordance with that Class order to the nearest dollar. PROCEDINGS ON BEHALF OF THE COMPANY No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the Corporations Act 2001.

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

DIRECTORS' MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

	Directors' meetings		Audit Committee meetings		Remuneration Committee meetings	
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Malcolm Brandon	10	11	-	-	-	-
Mr Eutillio Buccilli	10	11	-	-	2	2
Mr Grahame Leonard A.M.	10	11	4	4	-	-
Dr Paul Kasian	11	11	4	4	2	2
Dr Lindsay Wakefield	10	11	4	4	2	2

Sub-committee membership

As at the date of this Report, the composition of the Sub-Committees are:

Audit Committee:
Mr Grahame Leonard AM – Chairman of the Committee
Dr Paul Kasian
Dr Lindsay Wakefield

Remuneration Committee:
Dr Lindsay Wakefield – Chairman of the Committee
Dr Paul Kasian
Mr Eutillio Buccilli

Signed in accordance with a resolution of the Directors.

DR. MALCOLM R. BRANDON
Chairman

Melbourne, 29 August 2017

22

 CORPORATE GOVERNANCE STATEMENT Genetic Technologies Limited (the “Company”) and its Board are committed to achieving the leading standards of corporate governance. Reference is made to the revised Corporate Governance Principles and Recommendations issued and revised from time to time by the ASX Corporate Governance Council. The Board believes that all concepts of the revised Principles and Recommendations have been satisfied, however the Board is realistic with respect to the relative size and nature of the Company and have implemented the Recommendations accordingly. The Company endeavours to ensure exceptions to the guidelines do not have negative impact on the best interests of shareholders. While in most respects the Company complies with the Recommendations, it is recognised that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders. ASX Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The Company therefore advises that the current corporate governance statement and a summary of its main corporate governance practices as approved by the Board on 16 August 2017 may be found via the following link on the Company’s website: http://www.gtgcorporate.com/investor-centre/corporate-governance

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS) For the year ended 30 June 2017 Consolidated Notes 2017 2016 $ $ Revenue from operations – genetic testing services 518,506 824,586 Less: cost of sales 4 (492,417) (743,060) Gross profit from operations – genetic testing services 26,089 81,526 Other revenue 5 - 300,548 Other income 6 344,112 492,037 Selling and marketing expenses (2,721,474) (3,186,497) General and administrative expenses (2,933,659) (3,001,783) Laboratory and research and development costs (2,366,334) (2,688,333) Finance costs (31,995) (28,889) Impairment of intangible assets expense (544,694) - Net foreign exchange loss (175,871) (427,574) Loss from operations before income tax expense (8,403,826) (8,458,965) Income tax expense 8 - - Loss for the year (8,403,826) (8,458,965) Other comprehensive (loss)/ profit Items that may be reclassified to profit or loss Exchange (loss)/ gains on translation of controlled foreign operations (130,655) 1,307,219 Other comprehensive (loss) /profit for the year, net of tax (130,655) 1,307,219 Total comprehensive loss for the year (8,534,481) (7,151,746) Loss for the year is attributable to: Owners of Genetic Technologies Limited (8,403,826) (8,458,965) Total loss for the year (8,403,826) (8,458,965) Total comprehensive loss for the year is attributable to: Owners of Genetic Technologies Limited (8,534,481) (7,151,746) Total comprehensive loss for the year (8,534,481) (7,151,746) Loss per share attributable to owners of the Company and from operations: Basic loss per share (cents per share) 9 (0.40) (0.49) Diluted loss per share (cents per share) 9 (0.40) (0.49) The above consolidated statement of comprehensive income/ (loss) should be read in conjunction with the accompanying notes. 24

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report CONSOLIDATED BALANCE SHEET As at 30 June 2017 Consolidated Notes 2017 2016 $ $ ASSETS Current assets Cash and cash equivalents 10 10,988,255 11,179,687 Trade and other receivables 11 426,272 630,773 Prepayments and other assets 12 217,122 320,610 Total current assets 11,631,649 12,131,070 Non-current assets Property, plant and equipment 13 476,648 550,139 Intangible assets 14 - 608,477 Total non-current assets 476,648 1,158,616 Total assets 12,108,297 13,289,686 LIABILITIES Current liabilities Trade and other payables 15 898,103 837,983 Provisions 16 567,190 494,206 Total current liabilities 1,465,293 1,332,189 Non-current liabilities Provisions 16 63,960 74,308 Total non-current liabilities 63,960 74,308 Total liabilities 1,529,253 1,406,497 Net assets 10,579,044 11,883,189 EQUITY Contributed equity 19 122,382,625 115,272,576 Reserves 20 6,044,493 6,054,861 Accumulated losses 21 (117,848,074) (109,444,248) Total equity 10,579,044 11,883,189 The above consolidated balance sheet should be read in conjunction with the accompanying notes.  25

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report  CONSOLIDATED STATEMENT OF CASH FLOWS For the year ended 30 June 2017 Consolidated Notes 2017 2016 $ $ Cash flows (used in)/ from operating activities Receipts from customers 964,520 1,482,970 Payments to suppliers and employees (7,816,924) (9,276,907) Interest received 38,765 67,099 Net cash flows used in operating activities 10 (6,813,639) (7,726,838) Cash flows (used in)/ from investing activities Proceeds from the sale of plant and equipment 52,650 7,131 Purchases of plant and equipment (234,799) (303,462) Net cash flows (used in)/ from investing activities (182,149) (296,331) Cash flows from/ (used in) financing activities Proceeds from the issue of shares 8,049,369 - Equity transaction costs (1,234,430) (1,654) Facility fee rebate 295,110 - Net cash flows from/ (used in) financing activities 7,110,049 (1,654) Net increase/ (decrease) in cash and cash equivalents 114,261 (8,024,823) Cash and cash equivalents at beginning of year 11,179,687 18,341,357 Net foreign exchange difference (305,693) 863,153 Cash and cash equivalents at end of year 10 10,988,255 11,179,687       The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.       26

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2017

Consolidated	Contributed equity $	Reserves $	Accumulated losses $	Total Equity $
Balance at 30 June 2015	115,247,128	4,697,403	(100,985,283)	18,959,248
Loss for the year	-	-	(8,458,965)	(8,458,965)
Other comprehensive profit	-	1,307,219	-	1,307,219
Total comprehensive income / loss	-	1,307,219	(8,458,965)	(7,151,746)
Transactions with owners in their capacity as owners				
Value of shares issued on conversion of convertible notes	25,448	-	-	25,448
Share-based payments	-	50,239	-	50,239
	25,448	50,239	-	75,687
Balance at 30 June 2016	115,272,576	6,054,861	(109,444,248)	11,883,189
Loss for the year	-	-	(8,403,826)	(8,403,826)
Other comprehensive loss	-	(130,655)	-	(130,655)
Total comprehensive loss	-	(130,655)	(8,403,826)	(8,534,481)
Transactions with owners in their capacity as owners				
Contributions of equity (net of transaction costs)	6,814,939	-	-	6,814,939
Share-based payments	-	120,287	-	120,287
Share facility fee rebate	295,110	-	-	295,110
	7,110,049	120,287	-	7,230,336
Balance at 30 June 2017	122,382,625	6,044,493	(117,848,074)	10,579,044

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

27

 NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2017 1. CORPORATE INFORMATION The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2017 was authorised for issue in accordance with a resolution of the Directors dated 29 August 2017. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements. The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (a) Basis of preparation This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. Compliance with IFRS The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Historical cost convention These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value. Critical accounting estimates The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3. Going concern For the year ending 30 June 2017, the Group incurred a total comprehensive loss of $8,534,481 (2016: $7,151,746) and net cash outflow from operations of $6,813,639 (2016: $7,726,838). As at 30 June 2017 the Group held total cash and cash equivalents of $10,988,255. In light of these historical cash outflows, and further expected cash outflows from operations in the next twelve months, the Directors have initiated a comprehensive strategic review of the Group’s operations. This review, which is intended to be undertaken during the first half of the 2018 financial year, will explore a wide range of possible strategic alternatives designed to maximise near and long-term value for the Group’s shareholders (the Group has retained Roth Capital Partners LLC to serve as a financial advisor in the process). The strategic review will also give consideration to future cash needs to ensure the Group continues to hold adequate levels of cash resources to meet creditors and other commitments. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the successful outcome of the strategic review and, if required, on the satisfactory completion of an equity raising. Due to the uncertainty surrounding the outcome of the strategic review, and the timing, quantum or the ability to raise additional funds if identified in the strategic review, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (a)Basis of preparation (cont.) Going Concern (cont.) As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board ("PCAOB") standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company's ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards. (b) New accounting standards and interpretations (i) Standards and Interpretations affecting amounts reported in the current period (and/or prior period) The group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2016: AASB 2016-1 Amendments to Australian Accounting Standard AASB 112 – Recognition of Deferred Tax Assets for Unrealised Losses AASB 2016-2 Amendments to Australian Accounting Standard AASB 107 – Disclosure Initiative AASB 2016-5 Amendments to Australian Accounting Standard AASB 2 – Classification and Measurement of Share-based Payment Transactions The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods. (ii) Standards and Interpretations in issue but not yet adopted In respect of the year ended 30 June 2017, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements. There has been no effect on the profit and loss or the financial position of the Group. Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2017 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.

 There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. (c) Principles of consolidation Subsidiaries The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2017 and the results of all subsidiaries for the year then ended. Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively. (d) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (e) Parent entity financial information The financial information for the parent entity, Genetic Technologies Limited has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date. (f)Foreign currency translation The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined. The functional currencies of the Company’s three overseas subsidiaries are as follows: GeneType AG – Swiss francs (CHF) GeneType Corporation – United States dollars (USD) Phenogen Sciences Inc. – United States dollars (USD) As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions. The exchange differences arising on the retranslation are recognised in other comprehensive income and taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income. (g) Earnings per share (“EPS”) Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year. Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. (h) Revenue recognition Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised: Genetic testing revenues The Company operates facilities which provide genetic testing services. The Company recognises revenue from the provision of these services when the services have been completed. License fees, royalties and annuities received The Company licenses the use of its patented genetic technologies. License fee income is recorded either upfront where the Group has no future obligations or over the license term where the Group has future obligations based on the execution of a binding agreement. The Group does not grant refunds to its customers. Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (h) Revenue recognition (cont.) Interest received Revenue is recognised as the interest accrues using the effective interest method. Research and development tax incentive The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from 1 July 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised. (i) Share-based payment transactions The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted; - including any market performance conditions (e.g. the entities share price) -excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period) The cumulative employee benefits expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the options of terminated employees as forfeitures. (j)Income tax The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and

 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (j)Income tax (cont.) it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. Tax consolidation legislation Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation. The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right. In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries. (k) Other taxes Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows. (l)Withholding tax The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax. In such cases, revenues are recorded net of any withholding tax deducted. (m) Finance costs Finance costs are recognised using the effective interest rate method. (n) Cash and cash equivalents Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. (o) Trade and other receivables Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (p) Inventories Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value. Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges. Costs are assigned on the basis of weighted average cost. (q) Property, plant and equipment Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset as follows: Laboratory equipment – 3 to 5 years Computer equipment – 3 years Office equipment – 3 to 5 years Leasehold improvements – lease term, being between 1 and 3 years Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred. The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off. (r) Intangible assets Patents Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred. Research and development costs Costs relating to research activities are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. (s) Impairment of assets The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease. An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont) (s)Impairment of assets (cont.) to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. (t)Employee benefits (i) Short-term obligations Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable. (ii) Other long-term employee benefit obligations The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur. (iii) Retirement benefit obligations The Group does not have any defined benefit funds. Statutory contributions to defined contribution superannuation funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available. Statutory contributions are legally enforceable in Australia. (u) Provisions Provisions for legal claims, service claims and make good obligations are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost. (v) Trade and other payables Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. (w) Contributed equity Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees.

 2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (x) Financial assets and liabilities Financial assets and liabilities at fair value through profit or loss are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period. The accounting for subsequent changes in fair value is recognised in profit or loss. (y) Business combinations The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. All costs relating to acquisitions are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances. Critical accounting estimates and assumptions The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below. Impairment of intangible assets The Group determines whether intangible assets are impaired on at least an annual basis, in accordance with the accounting policies stated in Note 2(s). At 30 June 2017, the Company has recognised an impairment expense of $544,694. The assumptions used in the estimation of the recoverable and carrying amounts as well as the impairment amount of intangible assets are as detailed in note 14 below. Share-based payments transactions The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model. Useful lives of assets The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary. Revenue from the sale of BREVAGen tests In accordance with revenue recognition principles, the Group recognises the revenue from the sale of BREVAGenTM and BREVAGenplus® test on an accruals basis. This requires the Group to estimate the amount of revenue expected to be received based on the historical data of amounts received from tests sold since the launch of BREVAGenTM and BREVAGenplus®. 37

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

	Consolidated 2017 $	2016 $
4. COST OF SALES		
Inventories used	172,070	159,256
Direct labour costs	152,767	199,114
Depreciation expense	71,139	60,249
Inventories written off [1]	96,441	324,441
Total cost of sales	492,417	743,060

[1] Inventories written off include $53,856 (2016: $218,178) of items that expired during the year.

	2017 $	2016 $
5. OTHER REVENUE		
License fees received [2]	-	252,707
Royalties and annuities received[3]	-	47,841
Total other revenue	-	300,548

[2] License fees received in 2016 included $149,837 of licensing income from Applera Corporation This agreement ended in December 2015.
[3] Derived under the Group's non-coding assertion programme that was discontinued during 2015.

	2017 $	2016 $
6. OTHER INCOME		
Net profit on disposal of plant and equipment	52,188	7,132
Research and development tax incentive	253,159	359,803
Interest income	38,765	67,100
Rental income	-	58,002
Total other income	344,112	492,037
7. EXPENSES		
Amortisation of intangible assets	63,783	127,564
Depreciation of fixed assets	307,828	262,510
Employee benefits expenses	3,594,936	3,774,770
Operating lease expenses	310,413	312,586
Research and development expenses	418,598	395,539

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

8. INCOME TAX

	Consolidated 2017 $	Consolidated 2016 $
Reconciliation of income tax expense to prima facie tax payable		
Loss before income tax expense	(8,403,826)	(8,458,965)
Tax at the Australian tax rate of 27.50% (2016: 28.50%)	(2,311,052)	(2,410,805)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income		
Share-based payments expense	33,079	14,318
Research and development tax incentive	108,163	116,800
Other assessable items	81,155	-
Withholding tax expense	-	849
Other non-deductible items	1,257	1,450
	(2,087,398)	(2,277,388)
Difference in overseas tax rates	(96,775)	(225,070)
Under /(over) provision	(75,054)	10,583
Research and development tax credit	(69,619)	(102,544)
Tax losses not recognised	2,328,846	2,594,419
Income tax expense	-	-
Net deferred tax assets		
Deferred tax assets not recognised		
Property, plant & equipment	2,802	3,517
Capital raising costs	320,417	531,646
Intangible assets	2,003,505	1,978,065
Provisions	333,103	209,643
Other	-	-
Total deferred tax assets	2,659,827	2,722,871
Deferred tax liabilities not recognised		
Prepayments	-	-
Total deferred tax liabilities	-	-
Net deferred tax assets on temporary differences not brought to account	(2,659,827)	(2,722,871)
Total net deferred tax assets	-	-

39

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

	Consolidated	
	2017 $	2016 $

8. INCOME TAX (cont.)

Tax losses

Unused tax losses for which no deferred tax asset has been recognised	80,706,629	74,107,688
Potential tax benefit @ 27.50% (2016: 28.50%)	22,194,323	21,120,691

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At 30 June 2017, the group had a potential tax benefit related to tax losses carried forward of $22,194,323. Such amount includes net losses of $ 6,452,988 related to subsidiaries in the United States (U.S.) which would expire after 20 years starting in 2030. The remaining tax losses carried forward of $ 15,741,335 are indefinite and are attributable to the Group's operations in Australia. As such the total unused tax losses available to the Group, equal $22,194,323.

As at balance date, there are unrecognised tax losses with a benefit of approximately $22,194,323 (2016: $21,120,691) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if:

(a) The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b) The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c) No changes in tax legislation adversely affect the Group companies from realising the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003. The accounting policy in relation to this legislation is set out in Note 2(j).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries' financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at 30 June 2017, there are no unrecognised temporary differences associated with the Group's investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2016: $nil).

9. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the year attributable to the owners of Genetic Technologies Limited	(8,403,826)	(8,458,965)
Weighted average number of ordinary shares used in calculating loss per share	2,121,638,888	1,715,214,158

Note: None of the 75,102,778 (2016: 53,852,778) options over the Company's ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

40

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

	Consolidated 2017 $	Consolidated 2016 $
10. CASH AND CASH EQUIVALENTS		
Reconciliation of cash and cash equivalents		
Cash at bank and on hand	10,988,255	11,179,687
Total cash and cash equivalents	10,988,255	11,179,687
Reconciliation of loss for the year		
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:		
Loss for the year after income tax	(8,403,826)	(8,458,965)
Adjust for non-cash items		
Amortisation and depreciation expenses	371,611	390,074
Impairment of Intangible assets	544,694	-
Share-based payments expense	120,287	50,239
Non-cash rental income	-	(58,002)
Net (profit) / loss on disposal of plant and equipment	(52,188)	(7,132)
Net foreign exchange (gains) / losses	175,038	412,579
Adjust for changes in assets and liabilities		
(Increase) / decrease in trade and other receivables	204,501	84,178
(Increase) / decrease in prepayments and other assets	103,488	189,178
Increase / (decrease) in trade and other payables	60,120	(342,273)
Increase / (decrease) in provisions	62,636	13,286
Net cash flows from / (used in) operating activities	(6,813,639)	(7,726,838)
Financing facilities available		
As at 30 June 2017, the following financing facilities had been negotiated and were available:		
Total facilities		
Credit cards	306,128	311,269
Facilities used as at reporting date		
Credit cards	(12,428)	(32,051)
Facilities unused as at reporting date		
Credit cards	293,700	279,218

41

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report Consolidated 2017 $ 2016 $ 11. TRADE AND OTHER RECEIVABLES (CURRENT) Trade receivables Less: provision for doubtful debts Net trade receivables Other receivables Total net current trade and other receivables 200,837 - 392,521 - 200,837 225,435 392,521 238,252 426,272 630,773 Note: Trade and other receivables for the Group include amounts due in US dollars of USD 153,829 (2016: USD 291,540). Refer Note 30 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value. 12. PREPAYMENTS AND OTHER ASSETS (CURRENT) Prepayments Inventories at the lower of cost and net realisable value Performance bond and deposits Total current prepayments and other assets 136,923 76,822 3,377 149,459 166,942 4,209 217,122 320,610 42

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

	Consolidated 2017 $	Consolidated 2016 $
13. PROPERTY, PLANT AND EQUIPMENT		
Laboratory equipment, at cost	1,451,389	1,287,609
Less: accumulated depreciation	(1,209,553)	(1,056,124)
Net laboratory equipment	241,836	231,485
Computer equipment, at cost	607,165	547,176
Less: accumulated depreciation	(523,278)	(487,574)
Net computer equipment	83,887	59,602
Office equipment, at cost	167,564	167,564
Less: accumulated depreciation	(165,805)	(164,527)
Net office equipment	1,759	3,037
Equipment under hire purchase, at cost	594,626	594,626
Less: accumulated depreciation	(594,626)	(594,626)
Net equipment under hire purchase	-	-
Leasehold improvements, at cost	462,797	452,487
Less: accumulated depreciation	(313,631)	(196,472)
Net leasehold improvements	149,166	256,015
Total net property, plant and equipment	476,648	550,139
Reconciliation of property, plant and equipment		
Opening gross carrying amount	3,049,462	2,654,408
Add: additions purchased during the year	234,799	395,054
Less: disposals made during the year	(720)	-
Closing gross carrying amount	3,283,541	3,049,462
Opening accumulated depreciation and impairment losses	(2,499,323)	(2,236,813)
Add: disposals made during the year	258	-
Less: depreciation expense charged	(307,828)	(262,510)
Closing accumulated depreciation and impairment losses	(2,806,893)	(2,499,323)
Total net property, plant and equipment	476,648	550,139

Reconciliation of movements in property, plant and equipment by asset category

Asset category	Opening net carrying Amount $	Additions during year $	Disposals during year $	Depreciation expense $	Closing net carrying amount $
Laboratory equipment	231,485	163,780	-	(153,429)	241,836
Computer equipment	59,602	60,709	(462)	(35,962)	83,887
Office equipment	3,037	-	-	(1,278)	1,759
Leasehold improvements	256,015	10,310	-	(117,159)	149,166
Totals	550,139	234,799	(462)	(307,828)	476,648

43

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

	Consolidated 2017 $	Consolidated 2016 $
14. INTANGIBLE ASSETS		
Patents		
Patents, at cost	36,662,592	36,662,592
Less: accumulated amortisation	(32,950,533)	(32,938,414)
Less: impairment losses	(3,712,059)	(3,632,338)
Total net patents	-	91,840
Other intangible assets		
Assets associated with BREVAGen™ breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(568,300)	(516,636)
Less: impairment losses	(464,973)	-
Total net other intangible assets	-	516,637
Total net intangible assets	-	608,477
Reconciliation of patents		
Opening net carrying amount	91,840	116,077
Less: amortisation expense charged (refer below)	(12,119)	(24,237)
Less: impairment expense	(79,721)	-
Total net patents	-	91,840
Reconciliation of other intangible assets		
Opening net carrying amount	516,637	619,964
Less: amortisation expense charged (refer below)	(51,664)	(103,327)
Less: impairment expense	(464,973)	-
Total net other intangible assets	-	516,637

Impairment
Slow growth rates in the market adoption of the BREVAGen*plus*® breast cancer risk assessment test contributing to net losses represented an impairment triggering event. The Group performed an impairment assessment, which resulted in a non-cash impairment of the Patents and other Intangible assets associated with the BREVAGen™ test of $544,694.

In order to support this conclusion, the Company undertook an impairment assessment as follows:

i. calculating the value in use of each Intangible asset using a discounted cash flow model. These models used cash flows (revenues, expenses and capital expenditure) for each asset based on their remaining useful lives of approximately 4 years. The cash flows were then discounted to net present values at an average of the most recent rates utilised by other Companies in the industry in which the Group operates and have been assessed by management to align with the long term growth profile of the Company. A pre-tax discount rate of 14.5%, and a growth rate estimate of 2.0% was used throughout the value in use model, and
ii. comparing the resulting value in use of each Intangible asset to their respective book values

The Company also performed sensitivity analysis over the value in use calculations by varying the assumptions used to assess the impact on the valuations.

44

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

14. INTANGIBLE ASSETS (cont.)

Impairment (cont.)

On consideration of all of these key assumptions the Company, in line with its impairment testing policy has concluded that the intangible asset should be fully impaired at year end, and that a non-cash impairment expense of $544,694 be recognised at 30 June 2017.

Remaining useful lives

The assets associated with the BREVAGen™ breast cancer risk test had a remaining useful life of 4 years as at 30 June 2017.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $63,783 is disclosed in the consolidated statement of comprehensive income under the heading of laboratory and research and development costs.

	Consolidated	
	2017 $	2016 $
15. TRADE AND OTHER PAYABLES (CURRENT)		
Trade payables	398,291	392,322
Other payables	195,584	270,504
Accrued expenses	304,228	175,157
Total current trade and other payables	898,103	837,983

Note: Trade payables for the Group include amounts due in US dollars of USD 137,154 (2016 USD 178,679) and Swiss francs of CHF 380 (2016: CHF 2,702).

Refer Note 30 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

16. PROVISIONS (CURRENT AND NON-CURRENT)

	2017 $	2016 $
Current provisions		
Annual leave	239,821	223,100
Long service leave	243,411	217,679
Make good *	83,958	53,427
Total current provisions	567,190	494,206
Non-current provisions		
Long service leave	56,328	36,145
Make good *	7,632	38,163
Total non-current provisions	63,960	74,308
Total provisions	631,150	568,514

* Make good provision

Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the shorter of the term of the lease or the useful life of the assets. See Note 2 (u) for the Group's other accounting policies relevant to provisions.

45

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

	Consolidated	
	2017 $	2016 $

16. PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	2017 $	2016 $
Reconciliation of annual leave provision		
Balance at the beginning of the financial year	223,100	200,957
Add: obligation accrued during the year	183,613	260,434
Less: utilised during the year	(166,892)	(238,291)
Balance at the end of the financial year	239,821	223,100
Reconciliation of long service leave provision		
Balance at the beginning of the financial year	253,824	354,271
(Less)/ Add: obligation accrued during the year	58,699	(16,904)
Less: utilised during the year	(12,784)	(83,543)
Balance at the end of the financial year	299,739	253,824

Note: The current provisions for annual leave and long service leave include a total amount of $428,891 (2016: $298,846) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

17. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH THE PROFIT OR LOSS (CURRENT AND NON-CURRENT)

Debt convertible notes

During the prior financial year $25,000 convertible notes plus capitalised interest were converted into 1,091,093 ordinary shares of the Company. The notes were originally issues as secured (debt) notes to existing and new Australian institutional and wholesale investors as part of a $2,150,000 raising, carrying a 10% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes carried free attached options to purchase further shares in the Company.

46

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report 18. FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (i) Fair value hierarchy This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the Accounting Standards. An explanation of each level follows: (a) (b) quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1); inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3). (c) No level 1 or level 2 financial assets or liabilities were held by the Group as at 30 June 2017 and 2016 Convertible note (financial liabilities) $ Opening balance 1 July 2015 Conversions to equity Closing balance 30 June 2016 (25,000) 25,000 - The Group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between levels 1 and 2 for recurring fair value measurements during the year, as the Company did not have any fair value assets or liabilities at 30 June 2017. (ii) Valuation techniques used to derive level 2 and level 3 fair values The Group obtains independent valuations for its financial assets and financial liabilities at least annually. At the end of each reporting period, the directors update their assessment of the fair value of each asset and liability, taking into account the most recent independent valuations. The directors determine an assets or liabilities value range within a range of reasonable fair value estimates. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. (iii) Valuation processes Convertible note The value of the Convertible Note outstanding as at 1 July 2015 was calculated with reference to its face value, which approximates its fair value. 47

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

	Consolidated	
	2017	2016
	$	$

19. CONTRIBUTED EQUITY

Issued and paid-up capital

	2017 $	2016 $
Fully paid ordinary shares	122,382,625	115,272,576
Total contributed equity	122,382,625	115,272,576

Movements in shares on issue

Year ended 30 June 2016	**Shares**	**$**
Balance at the beginning of the financial year	1,714,191,631	115,247,128
Add: shares issued as part of the conversion of convertible notes	1,091,093	27,102
Less: transaction costs arising on share issue	-	(1,654)
Balance at the end of the financial year	1,715,282,724	115,272,576

Year ended 30 June 2017	Shares	$
Balance at the beginning of the financial year	1,715,282,724	115,272,576
Add: shares issued as part of private placements	720,000,000	8,049,369
Add: facility fee rebate on previously issued shares *	-	295,110
Less: transaction costs arising on share issue	-	(1,234,430)
Balance at the end of the financial year	2,435,282,724	122,382,625

* Rebate of a facility fee originally provided to Kentgrove Capital on commencement date of a Standby Equity Placement Facility Agreement entered into in January 2015 that was paid on expiry of the facility agreement on 21 January 2017 in accordance with the agreement, representing a reduction in total equity transaction costs associated with the commencement of the facility.

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management's objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity's cost of capital.

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

	Consolidated 2017 $	Consolidated 2016 $
20. RESERVES		
Foreign currency translation	1,288,896	1,419,551
Share-based payments	4,755,597	4,635,310
Total reserves	6,044,493	6,054,861
Reconciliation of foreign currency translation reserve		
Balance at the beginning of the financial year	1,419,551	112,332
Add: net currency translation gain / (loss)	(130,655)	1,307,219
Balance at the end of the financial year	1,288,896	1,419,551
Reconciliation of share-based payments reserve		
Balance at the beginning of the financial year	4,635,310	4,585,071
Add: share-based payments expense	120,287	50,239
Balance at the end of the financial year	4,755,597	4,635,310

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

21. ACCUMULATED LOSSES

	2017 $	2016 $
Balance at the beginning of the financial year	(109,444,248)	(100,985,283)
Add: net loss attributable to owners of Genetic Technologies Limited	(8,403,826)	(8,458,965)
Balance at the end of the financial year	(117,848,074)	(109,444,248)

22. OPTIONS

As at 30 June 2017, the following options over ordinary shares in the Company were outstanding.

	2017	Weighted ave. exercise price	2016	Weighted ave. exercise price
Unlisted employee options (refer below)	54,736,111	$0.016	33,486,111	$0.022
Unlisted options attached to convertible notes	20,366,667	$0.015	20,366,667	$0.015
	75,102,778	$0.016	53,852,778	$0.019

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at 30 June 2017, there was 6 executive and 4 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

22. OPTIONS (cont.)

The movements in the number of options granted under the Plans are as follows:

	2017	Weighted ave. exercise price	2016	Weighted ave. exercise price
Unlisted employee options				
Balance at the beginning of the financial year	33,486,111	$0.022	3,875,000	$0.140
Add: options granted during the year	22,750,000	$0.010	33,736,111	$0.022
Less: options exercised during the year	-	-	-	-
Less: options forfeited during the year	(1,500,000)	$0.049	(4,125,000)	$0.136
Balance at the end of the financial year	54,736,111	$0.016	33,486,111	$0.022

There were no options exercised under the Employee Option Plan during the year ended 30 June 2017 (2016: Nil).

The numbers of options outstanding as at 30 June 2017 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 24 for further information). The options tabled below are not listed on ASX.

Option description	2017	Weighted ave. exercise price	2016	Weighted ave. exercise price
Unlisted employee options				
GTGAA (expiring 31 May 2019)	-	-	250,000	$0.040
GTGAD (expiring 14 September 2020)	250,000	$0.058	1,000,000	$0.058
GTGAD (expiring 24 November 2020)	24,236,111	$0.020	24,236,111	$0.020
GTGAD (expiring 31 January 2021)	-	-	500,000	$0.039
GTGAD (expiring 31 March 2021)	7,500,000	$0.020	7,500,000	$0.020
GTGAD (expiring 16 February 2022)	22,750,000	$0.010	-	-
	54,736,111	$0.016	33,486,111	$0.022
Unlisted options attached to convertible notes				
GTGAC (expiring 2 December 2018)	20,366,667	$0.015	20,366,667	$0.015
Balance at the end of the financial year	75,102,778	$0.016	53,852,778	$0.019
Exercisable at the end of the financial year	36,234,722	$0.017	20,450,000	$0.015

The weighted average remaining contractual life of options outstanding as at 30 June 2017 was 3.28 years (2016: 3.70 years).

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

23. SEGMENT INFORMATION

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

		Revenues and income			
Segment		Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Operations	2017	518,506	344,112	862,618	(8,403,826)
	2016	824,586	792,585	1,617,171	(8,458,965)

Segment		Assets	Liabilities	Amortisation /depreciation	Purchases of Equipment
		$	$	$	$
Operations	2017	12,108,297	(1,529,253)	(371,611)	234,799
	2016	13,289,686	(1,406,497)	(390,074)	395,054

Geographic information

Australia – is the home country of the parent entity and the location of the Company's genetic testing and licensing operations.

USA – is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland – is the home of GeneType AG.

Geographic information

		Revenues and income			
		Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	2017	18,215	344,112	362,327	(7,000,994)
	2016	220	792,585	792,805	(4,241,451)
USA	2017	500,291	-	500,291	(1,371,001)
	2016	824,366	-	824,366	(4,197,368)
Other	2017	-	-	-	(31,831)
	2016	-	-	-	(20,146)
Totals	2017	518,506	344,112	862,618	(8,403,826)
	2016	824,586	792,585	1,617,171	(8,458,965)

		Assets	Liabilities	Amortisation /depreciation	Purchases of Equipment
		$	$	$	$
Australia	2017	11,473,094	(1,291,529)	(362,677)	223,096
	2016	12,553,539	(1,199,257)	(379,944)	382,893
USA	2017	632,419	(233,301)	(8,934)	11,703
	2016	733,168	(202,200)	(10,130)	12,161
Other	2017	2,784	(4,423)	-	-
	2016	2,979	(5,040)	-	-
Totals	2017	12,108,297	(1,529,253)	(371,611)	234,799
	2016	13,289,686	(1,406,497)	(390,074)	395,054

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

23. SEGMENT INFORMATION (cont.)

Additional segment disclosures

Other revenues and income includes interest received of $38,765 (2016: $67,099).

Expenses includes employee benefits expenses of $3,594,936 (2016: $3,774,770).

Assets - includes cash of $10,988,255 (2016: $11,179,687).

Liabilities includes trade and other payables of $898,103 (2016: $837,983) and provisions of $631,150 (2016: $568,514).

Included in the above figures are the following intersegment balances and transactions:

	Consolidated	
	2017 $	2016 $
Loan payable (USA) and loan receivable (Australia)	348,835	512,816
Foreign exchange gain (USA) and foreign exchange loss (Australia)	776,295	1,750,759
Cost of sales (USA) and sales (Australia)	74,762	91,896

Segment products and locations

The principal geographic segment is Australia, with the Company's headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA.

Major customers

During the years ended 30 June 2017 & 30 June 2016 there was no customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations or outstanding receivables.

24. SHARE BASED PAYMENTS

(a) Employee option plan

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Group.

During the year the following options over ordinary shares were granted pursuant the Employee Option Plan at no cost;

i. 1,250,000 options (2016: 2,000,000 options) to a number of employees of the Company's US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter (2016: three equal tranches after 12 months, 24 months, and 36 months from date of grant, respectively). The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows

	2017	2016	
Grant Date	17 Feb 2017	1 April 2016	25 Nov 2015
Options issued	1,250,000	500,000	1,500,000
Dividend yield	-	-	-
Historic volatility and expected volatility	60%	80%	80%
Option exercise price	$0.010	$0.039	$0.058
Weighted average exercise price	$0.010	$0.039	$0.058
Risk-free interest rate	2.19%	1.93%	2.22%
Expected life of an option	4.5 years	4.3 years	4.5 years
Model used	Black-Scholes	Black-Scholes	Black-Scholes

As at 30 June 2017, there were 4 employees who held options that had been granted under the Plan.

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

24. SHARE BASED PAYMENTS (cont.)

(a) Employee option plan (cont.)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

ii. 21,500,000 options (2016: 31,736,1111) to a number of KMP. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter (2016: market related vesting condition of share price growth, whereby the options are exercisable at any time after the vesting conditions are met for a period of up to 5 years after granting. The vesting conditions that must be met before a tranche of Options shall vest, namely the 3 month VWAP at which the shares of the Company must be trading on the ASX, are $0.05, $ 0.10 and $0.20). The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model (2016: Monte Carlo simulation analysis), with assumptions as follows

	2017	2016	
Grant Date	17 Feb 2017	1 April 2016	25 Nov 2015
Options issued	21,500,000	7,500,000	24,236,111
Dividend yield	-	-	-
Historic volatility and expected volatility	60%	80%	80%
Option exercise price	$0.010	$0.020	$0.020
Weighted average exercise price	$0.010	$0.020	$0.020
Risk-free interest rate	2.19%	1.93%	2.22%
Expected life of an option	4.5 years	4.3 years	4.5 years
Model used	Black-Scholes	Monte Carlo	Monte Carlo

Modification of share-based payment arrangements

In February 2017, the Company modified the vesting conditions of the 31,736,111 options granted to KMP during 2016 from that of market related share price growth to non-market conditions of continuing employment with the Company, vesting in two equal tranches on the 30 June 3017 and 30 June 2018. All other vesting conditions attached to these option, including Option exercise price and expiry date remained unchanged. The fair value of the options at the date of the modification was $358,131 less than the original fair value, primarily as a result of the reduced share price at date of revaluation, as follows;

	Fair Value Post Modification		Fair Value Pre Modification	
Grant Date	1 April 2016	25 Nov 2015	1 April 2016	25 Nov 2015
Options issued	7,500,000	24,236,111	7,500,000	24,236,111
Dividend yield	-	-	-	-
Historic volatility and expected volatility	60%	60%	80%	80%
Option exercise price	$0.020	$0.020	$0.020	$0.020
Weighted average exercise price	$0.020	$0.020	$0.020	$0.020
Risk-free interest rate	2.08%	2.02%	1.93%	2.22%
Expected life of an option	3.6 years	3.3 years	4.3 years	4.5 years
Model used	Black-Scholes	Black-Scholes	Monte Carlo	Monte Carlo

In line with the relevant accounting standards, the reduction in fair value of the options will not be recognised, with the expense of the original option grant to continue to be recognised as if the terms had not been modified.

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

24. SHARE BASED PAYMENTS (cont.)

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated	
	2017	2016
	$	$
Options issued under employee option plan	120,287	50,239
Total	120,287	50,239

25. COMMITMENTS AND CONTINGENCIES

Operating lease expenditure commitments		
Minimum operating lease payments		
- not later than one year	227,992	220,486
- later than one year but not later than five years	35,676	248,481
- later than five years	-	-
Total minimum operating lease payments	263,668	468,967

As at 30 June 2017, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2018	248,481
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	31 October 2017	15,187
			Total	263,668

Apart from the above, there were no other commitments or contingencies as at 30 June 2017.

26. AUDITORS' REMUNERATION

	Consolidated	
	2017	2016
	$	$
Audit and assurance services		
PricewaterhouseCoopers in respect of:		
Audit[1]	325,972	334,560
Audit related	107,451	
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	4,070	5,868
Total remuneration in respect of audit services	437,493	340,428

[1] *Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.*

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

27. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 30 June 2017, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the year ended 30 June 2017, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $74,762 (2016: $91,676). This transaction is eliminated on consolidation.

Debt convertible notes

During the year ended 30 June 2015 the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended 30 June 2015. The 8,333,333 share options attached to these convertible notes remain unexercised at the end of the year.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Details of Directors and Key Management Personnel as at balance date

Directors

Dr Malcolm R. Brandon *(Non-Executive Chairman)*
Mr Eutillio Buccilli *(Executive Director & Chief Executive Officer)*
Mr Grahame Leonard AM *(Non-Executive)*
Dr Lindsay Wakefield *(Non-Executive)*
Dr Paul Kasian *(Non-Executive)*

Executives

Mr Kevin Fischer *(Chief Financial Officer)*
Ms Diana Newport *(Quality and Business Operations Director)*
Dr Richard Allman *(Scientific Director)*
Mr Chris Saunders *(Vice President, Sales and Marketing – Phenogen)*
Dr Susan Gross *(Senior Medical Director – Phenogen)*

	Consolidated 2017 $	Consolidated 2016 $
Remuneration of Key Management Personnel		
Short-term employee benefits	1,533,457	1,350,986
Post-employment benefits	101,320	104,081
Share-based payments	121,269	49,445
Other long-term benefits	61,594	28,552
Termination benefits	-	53,795
Total remuneration of Key Management Personnel	1,817,640	1,586,859

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

28. SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2017.


Genetic Technologies Limited
100%
100%
100%
100%
100%
100%
GeneType Corporation
RareCellect Pty. Ltd.
GeneType Pty. Ltd.
Genetic Technologies Corporation Pty. Ltd.
Phenogen Sciences Inc.
GeneType AG

Name of Group company	Incorporation details	Group interest (%)		Net carrying value ($)	
		2017	2016	2017	2016
Entities held directly by parent					
GeneType Pty. Ltd. (Dormant)	5 September 1990 Victoria, Australia	100%	100%	-	-
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	11 October 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd. (Dormant)	7 March 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG * (Dormant)	13 February 1989 Zug, Switzerland	100%	100%	-	1,350
GeneType Corporation (Dormant)	18 December 1989 California, U.S.A.	100%	100%	-	-
Phenogen Sciences Inc. (BREVAGen™)	28 June 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Total carrying value				11,018	12,368

* At 30 June 2017, GeneType AG was placed into members' voluntary liquidation.

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29. PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated	
	2017 $	2016 $
Balance sheet		
Current assets	10,891,441	11,208,824
Total assets	11,774,645	12,989,540
Current liabilities	1,169,270	1,046,119
Total liabilities	1,233,230	13,220,062
Equity		
Contributed equity	122,382,625	115,272,576
Reserves (share-based payments)	2,940,920	2,820,633
Accumulated losses	(126,068,840)	(118,323,731)
Total equity	(745,295)	(230,522)
Total comprehensive loss	(7,745,109)	(14,849,331)

Related party information

As at 30 June 2017, an amount of $58,148,587 (2016: $56,788,897) was receivable by the Company from its various subsidiaries and associates. As at the same date, an amount of $11,403,841 (2016: $12,099,634) was payable by the Company to its wholly-owned subsidiaries. All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries. The balance of the provision as at 30 June 2017 was $57,492,658 (2016:$55,931,892).

Contingent liabilities and commitments of the parent entity

As at the date of this Report, the parent entity had no contingent liabilities or other commitments.

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report 30. FINANCIAL RISK MANAGEMENT The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure the different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk. Risk management is managed by the Executive under guidance provided by the Board of Directors via its Audit Committee, which provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk. The Committee identifies and evaluates financial risks in close cooperation with the Group’s executive management. The Group’s principal financial instruments comprise cash and cash equivalents. The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations. The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk. The policies for managing each of these risks are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2. The Group holds the following financial instruments: Consolidated 2017 $ 2016 $ Financial assets Cash at bank / on hand Trade and other receivables Performance bond and deposits Total financial assets 10,988,255 426,272 3,376 11,179,687 630,773 4,209 11,417,903 11,814,669 Financial liabilities Trade and other payables Total financial liabilities 898,103 837,983 898,103 837,983 Credit risk The Group’s credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The trade & other receivables balance at year end includes an accrual estimate of revenue to be collected from the sale of BREVAGenTM and BREVAGenplus® tests. Recoverability of accrued revenues for tests performed is regularly monitored by management. Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at 30 June 2017 in relation to each class of recognsied financial asset is the carrying amount of those assets, as indicated in the balance sheet. 58

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report 30. FINANCIAL RISK MANAGEMENT (cont.) Credit risk (cont.) Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers. Once a BREVAGenTM or BREVAGenplus® test has been performed, historically a patient elected to self-pay or where applicable seek healthcare provider payment on receipt of the outcome of the test. The nature of this revenue recognition cycle increases the risk of credit exposure. A change to the billing policy was implemented on 1 April 2017, whereby the test is now only provided on a patient self-pay basis in an attempt to, amongst other things, mitigate this risk. The Group has not entered into any transactions that qualify as a financial derivative instrument. The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at 30 June 2017, the balance of the Group’s total accrued net trade receivables was $200,837 (2016: $392,521 (refer Note 11). Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances. An analysis of the aging of trade and other receivables is provided below: Consolidated 2017 $ 2016 $ Net trade and other receivables Current (less than 30 days) 31 days to 60 days 61 days to 90 days Greater than 90 days Total net trade and other receivables (Note 11) 426,272 - - - 630,773 - - - 426,272 630,773 Note: Given the nature of the trade receivables for the remaining business all amounts are considered to be current. 59

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

30. FINANCIAL RISK MANAGEMENT (cont.)

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar, through financial assets and liabilities. It is the Group's policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States. The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed. Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency. Surplus funds are converted into Australian dollars as and when deemed appropriate by the Board in consultation with the CFO.

As at 30 June 2017, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	EUR	CHF
Financial assets				
Cash at bank / on hand	2017	6,203,335	30,852	-
	2016	5,108,964	32,767	-
Total financial assets	2017	6,203,335	30,852	-
	2016	5,108,964	32,767	-
Financial liabilities				
Trade and other payables	2017	99,540	-	-
	2016	96,069	-	-
Total financial liabilities	2017	99,540	-	-
	2016	96,069	-	-

Notes: **USD** – United States dollars **EUR** – European euros **CHF** – Swiss francs

During the year ended 30 June 2017, the Australian dollar / US dollar exchange rate strengthened by 3.3%, from 0.7441 at the beginning of the year to 0.7686 at the end of the year.

Based on the financial instruments held at 30 June 2017, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group's loss for the year would have been $882,000 lower/ $722,000 higher (2016: loss $748,000 lower / loss $612,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

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30. FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Interest rate risk

The Group's main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Group may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal.

The Group has a Short Term Investment Policy which was developed to manage the Group's surplus cash and cash equivalents. In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.

At 30 June 2017, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group's loss for the year would have been $12,000 lower / higher (2016: loss $20,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents. Consolidated equity for the Group would have been $12,000 higher / lower (2016: $20,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

Consolidated	Year	Floating rate $	Fixed rate $	Carrying amount $	Weighted ave. effective rate %	Ave. maturity Period Days
Financial assets						
Cash at bank / on hand	2017	2,468,730	-	2,468,730	1.75%	At call
	2016	3,952,078	-	3,952,078	1.98%	At call
Performance bond / deposits	2017	-	3,376	3,376	-	At call
	2016	-	4,209	4,209	-	At call
Totals	2017	2,468,730	3,376	2,472,106		
	2016	3,952,078	4,209	3,956,287		
Financial liabilities						
Financial liabilities at fair value through profit or loss	2017	-	-	-	-	-
	2016	-	-	-	-	-

Note The Company holds the balance of its cash in non-interest bearing bank accounts.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

30. FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated		$	$	$	$	$
Financial assets						
Cash at bank / on hand	2017	10,988,255	-	-	-	10,988,255
	2016	11,179,687	-	-	-	11,179,687
Trade and other receivables	2017	426,272	-	-	-	426,272
	2016	630,773	-	-	-	630,773
Performance bond and deposits	2017	3,376	-	-	-	3,376
	2016	4,209	-	-	-	4,209
Total financial assets	2017	11,417,903	-	-	-	11,417,903
	2016	11,814,669	-	-	-	11,814,669
Financial liabilities						
Trade and other payables	2017	898,103	-	-	-	898,103
	2016	837,983	-	-	-	837,983
Total financial liabilities	2017	898,103	-	-	-	898,103
	2016	837,983	-	-	-	837,983
Net maturity	2017	10,519,800	-	-	-	10,519,800
	2016	10,976,686	-	-	-	10,976,686

The Group had access to the following undrawn borrowing facility as at 30 June 2017:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Credit card facility	306,128	(12,428)	293,700

31. SUBSEQUENT EVENTS

There have been no significant events which have occurred after balance date.

62

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report DIRECTORS' DECLARATION In the opinion of the Directors: (a) the Financial Statements and accompanying notes set out on pages 24 to 62 are in accordance with the Corporations Act 2001, including: (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity's financial position as at 30 June 2017 and of its performance for the financial year ended on that date; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001. This Declaration is made in accordance with a resolution of the Directors. DR. MALCOLM R. BRANDON Chairman Melbourne, 29 August 2017 63

Auditor’s Independence Declaration As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2017, I declare that to the best of my knowledge and belief, there have been: (a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and (b) no contraventions of any applicable code of professional conduct in relation to the audit. This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period. Sam Lobley Partner PricewaterhouseCoopers Melbourne 29 August 2017 PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

Independent auditor’s report To the shareholders of Genetic Technologies Limited Report on the audit of the financial report Our opinion In our opinion: The accompanying financial report of Genetic Technologies Limited (the Company) and its controlled entities (together, the consolidated entity or the Group) is in accordance with the Corporations Act 2001, including: a)giving a true and fair view of the consolidated entity’s financial position as at 30 June 2017 and of its financial performance for the year then ended b)complying with Australian Accounting Standards and the Corporations Regulations 2001. What we have audited The consolidated entity financial report comprises: • • • • • the consolidated balance sheet as at 30 June 2017 the consolidated statement of comprehensive income / (loss) for the year then ended the consolidated statement of cash flows for the year then ended the consolidated statement of changes in equity for the year then ended the notes to the financial statements, which include a summary of significant accounting policies the directors’ declaration. • Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. Material uncertainty related to going concern We draw attention to Note 2(a) in the financial report, which indicates that the consolidated entity incurred a total comprehensive loss of $8,534,481 and had net cash outflows from operations of $6,813,639 during the year ended 30 June 2017. The consolidated entity’s ability to continue as a going concern is dependent upon its successful completion and implementation of the results of the strategic review, which was announced on 25 August 2017. These conditions, along with other PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.

matters set forth in Note 2(a) in the financial report, indicate that a material uncertainty exists that may cast significant doubt about the consolidated entity’s ability to continue as a going concern. Our opinion is not modified in respect of this matter. Our audit approach An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the consolidated entity, its accounting processes and controls and the industry in which it operates. The Group operates in the biotechnology industry, and is a molecular diagnostics provider that offers predictive testing and assessment tools to help medical professionals proactively manage patients’ health. The Group owns a portfolio of proprietary technology and patents with applications in different stages between development and commercialisation. The Group’s genetic testing operations are carried out in Australia while sales and marketing of the products are largely based in the United States. x For the purpose of our audit we used overall materiality of $420,000, which represents approximately 5% of the consolidated entity’s total loss from operations before income tax expense. We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole. We chose loss from operations before income tax expense, which is a commonly accepted benchmark. We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable thresholds. x Our audit focused on where the consolidated entity made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events. The accounting processes are structured around a Group-wide finance function at the head office in Melbourne, where our procedures were performed. Our approach had regard for the quality of the control environment and deficiencies identified, which included lack of segregation of duties. This is not unusual for a Group of this size and structure. x Amongst other relevant topics, we communicated the following key audit matters to the Audit Committee: – Material uncertainty related to going concern Impairment of BREVAGen intangible assets – x x x They are further described in the Key audit matters section of our report, except for the matter which is described in the Material uncertainty related to going concern section. x x x Key audit matters Materiality Audit scope

Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report. Impairment of BREVAGen intangible assets (Refer to note 15, Intangible Assets) Slow growth rates in the market adoption of the BREVAGenplus breast cancer risk assessment test contributing to net losses represented an impairment triggering event. The Group performed an impairment assessment, which resulted in a non-cash impairment of the Patents and other Intangible assets associated with the BREVAGen test of $544,694. We considered the appropriateness of the methodology applied by the consolidated entity in performing the impairment assessment, including the process undertaken and rationale for supporting the impairment recognised. Our procedures over the model included: • Evaluating the basis of preparation of the model by comparing the model to requirements under Australian Accounting Standards. Analysing the appropriateness of the forecasted revenues and expenses in the model by comparison with historical sales of the consolidated entity’s BREVAGen and BREVAGenplus tests. Benchmarking weighted average cost of capital used in the model to market data of comparable companies where available. Developing an understanding of the key drivers of the cash flow forecasts through discussion with members of management with scientific knowledge and expertise outside of the finance function. Performing tests of the mathematical accuracy of the model. The Group performed the impairment assessment in accordance with its accounting policy, as disclosed in note 2(s) to the financial report. • Given the level of judgement involved by the Group in preparing the model that assessed impairment and the magnitude of the impairment charge recognised, we determined that this was a key audit matter. • • • We assessed the consolidated entity’s sensitivity analysis and developed our own independent sensitivities by examining the outcomes of a range of possibilities within forecasted sales assumptions to assess the conclusions reached. We evaluated the adequacy of disclosures made in the financial report in this respect. Key audit matterHow our audit addressed the key audit matter

Other information The directors are responsible for the other information. The other information included in the Group’s annual report for the year ended 30 June 2017 comprises the Directors’ Report (but does not include the financial report and our auditor’s report thereon), which we obtained prior to the date of this auditor’s report. We expect other information to be made available to us after the date of this auditor’s report, including Chairman and CEO’s message, Board of Directors, Senior Management, Molecular Diagnostics and Cancer. Our opinion on the financial report does not cover the other information and we do not and will not express an opinion or any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. When we read the other information not yet received as identified above, if we conclude that there is a material misstatement therein, we are required to communicate the matter to the directors and use our professional judgement to determine the appropriate action to take. Responsibilities of the directors for the financial report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the consolidated entity to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the consolidated entity or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report.

Report on the remuneration report Our opinion on the remuneration report We have audited the remuneration report included in pages 11 to 20 of the directors’ report for the year ended 30 June 2017. In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2017 complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. PricewaterhouseCoopers Sam Lobley Melbourne 29 August 2017

GENETIC TECHNOLOGIES LIMITED 2017 Financial Report

Additional information required by the Listing Rules of the Australian Securities Exchange (ASX) and not disclosed elsewhere in this Annual Report. The information provided is current as at 22 August 2017.

Home Exchange
The Company's ordinary shares are quoted on the Australian Securities Exchange. The home exchange is Melbourne, Victoria. The ASX code for the Company's ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation (NASDAQ) Capital Market in the U.S.A. Each ADR comprises 150 fully paid ordinary shares and trade under the ticker symbol GENE.

Distribution of Equity Securities
The number of shareholders as at 22 August 2017, ranked by size of holding, in each class of shares are as follows:

Range of shares	Number of holders	Number of shares
1 - 1,000	294	167,776
1,001 - 5,000	703	2,089,804
5,001 - 10,000	403	3,327,725
10,001 - 100,000	1,069	42,800,650
100,001 - 9,999,999,999	497	2,386,896,769
Total	2,966	2,435,282,724

The number of shareholders holding less than a "marketable parcel" of shares (being 71,429 shares) is 2,305. The total number of shares held by these shareholders on 22 August was 33,232,687.

Twenty Largest Shareholders
The names of the twenty largest registered shareholders of the Company's ordinary shares as at 22 August 2017 are:

Rank	Name	Number of Shares	Percentage held
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	1,978,856,629	81.26
2	MR JIMMY THOMAS + MS IVY RUTH PONNIAH	18,200,032	0.75
3	SECURITY & EQUITY RESOURCES LIMITED	15,073,506	0.62
4	MR ROGER LETTS DAWKINS + MR WAYNE COX <IMMUNOGENETICS R FDN WA A/C>	12,016,667	0.49
5	S H RAYBURN NOMINEES PTY LTD <S H RAYBURN SUPER FUND A/C>	12,000,000	0.49
6	MR WARWICK WRIGHT	9,250,000	0.38
7	SMART INVESTMENTS LIMITED	8,936,471	0.37
8	WAKKO ENTERPRISES PTY LTD <L&S WAKEFIELD S/F A/C>	7,754,763	0.32
9	MR JERRY HUI KANG GAO	7,000,000	0.29
10	HEPTON INVESTMENT PTY LTD <HONG CHEN FAMILY A/C>	6,900,000	0.28
11	CITICORP NOMINEES PTY LIMITED	6,347,512	0.26
12	IRWIN BIOTECH NOMINEES P/L <BIOA A/C>	6,200,000	0.25
13	MR WARREN DWAYNE JONES	6,000,000	0.25
13	LENFAM PTY LTD <SUPER FUND A/C>	6,000,000	0.25
15	MR JACK YUEJIN LI	5,500,000	0.23
16	MRS LESLEY LODGE	5,300,000	0.22
17	IRWIN BIOTECH NOMINEES PTY LTD <BIOA A/C>	5,000,000	0.21
18	MJGD NOMINEES PTY LTD <BSMI A/C>	4,849,129	0.20
19	SAMBOR NOMINEES PTY LTD <SUSANNE & MONIAK SAMBOR A/C>	4,600,000	0.19
20	BRUCE BARTLETT SUPERANNUATION PTY LTD <BRUCE BARTLETT SUPER A/C>	4,500,000	0.18
	Totals	**2,130,284,709**	**87.49**

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GENETIC TECHNOLOGIES LIMITED 2017 Financial Report RESTRICTED SECURITIES As at 22 August 2017 there were no ordinary shares that were subject to escrow arrangements with the Company. VOTING RIGHTS Article 17 of the Company’s Constitution stipulates the voting rights of Members as follows: “Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution: (a) On the show of hands every person present in the capacity of a Member or proxy, attorney or representative (or in more than one of these capacities) has one vote; and (b) On a poll every person present who is a Member or proxy, attorney or representative has: i. For each fully paid share that the person holds or represents; one vote; and ii. For each share other than a fully paid share that the person holds or represents: that portion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited).” 71